

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2010

VIA U.S. MAIL

Marshall F. Sparks
Chief Financial Officer
Global Food Technologies, Inc.
113 Court Street
Hanford, California 93230

> **Re:** **Global Food Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-31385**

Dear Mr. Sparks:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Jeff Jaramillo
      Accounting Branch Chief